CUMULUS MEDIA INC.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305
May 29, 2009
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Cumulus Media Inc. Form 10-K for fiscal year ended December 31, 2008 Filed March 16, 2009 File No. 000-24525
Dear Mr. Spirgel:
     On behalf of Cumulus Media Inc. (the “Company”), please find below responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 24, 2009 (the “Comment Letter”) concerning the above-referenced Form 10-K (the “10-K”). For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. As indicated in our responses, in many cases we have already included disclosure from our quarterly report on Form 10-Q for the period ended March 31, 2009 (the “10-Q”), filed on May 11, 2009, that is intended to address the issues raised by the Staff in the Comment Letter.
Form 10-K for the Year Ended December 31, 2008
Item 1. Business, page 1
Our Mid-Market Focus, page 3
1.	Tell us your basis for your statement that mid-sized markets have a “lower overall susceptibility to economic downturns.”

Mr. Larry Spirgel
May 29, 2009

     RESPONSE:
     As we stated under the heading “Overview” in Part I, Item 2 of the 10-Q, our belief that mid-sized markets have a lower overall susceptibility to economic downturns
. .. . stems from historical experience that indicates that during recessionary times these markets have tended to be more resilient to economic declines. In addition, these markets, as compared to large markets, are characterized by a higher ratio of local advertisers to national advertisers and a larger number of smaller-dollar customers, both of which lead to lower volatility in the face of changing macroeconomic conditions.
Termination of Merger Agreement, page 4
2.	Discuss management’s reasons for terminating the merger agreement. Identify the alternatives that were considered and why they were rejected.
     RESPONSE:
     Management did not terminate the merger agreement. Rather, as originally disclosed in a press release and a current report on Form 8-K filed on May 12, 2008, the members of the investor group informed the Company that, after exploring possible alternatives, they were unable to agree on terms on which they could proceed with the transaction. Consequently, the special committee of the board of directors, on behalf of the Company, negotiated and entered into the termination agreement described in the 10-K.
Item 7. Management’s Discussion and Analysis, page 38
3.	The Commission’s Interpretive Release No. 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management’s discussion and analysis to provide detailed and quantitative analysis to the extent practicable of any known material trends or uncertainties. For example, address whether management anticipates the recent trends of decreasing demand in advertising and decreasing station operating expenses to continue in future periods.
     RESPONSE:
     We intend to ensure that our management’s discussion and analysis provides detailed and quantitative analysis to the extent practicable of any known material trends or uncertainties. For example, with regard to the recent trend identified by management of decreasing demand in advertising, we have disclosed in Part I, Item 2 of the 10-Q, under the heading “Results of

Mr. Larry Spirgel
May 29, 2009

Operations—Three Months Ended March 31, 2009 versus the Three Months Ended March 31, 2008,” that,
[w]e believe that while this negative trend will continue through the fourth quarter of 2009, the rate of decline should begin to become less severe sometime during the fourth quarter.
     With regard to any trend in station operating expenses, for example, we disclosed on page 19 in the same section of the 10-Q that,
[w]e will continue to monitor all our operating costs as well as implement additional cost saving measures as necessary, such as employee furloughs (including the furlough to be implemented during the second quarter of 2009) and further employee reductions, in order to remain in compliance with current and future covenant requirements.
4.	We note that you used the non-GAAP measure of station operating income in your determination of compensation amounts in 2007. If you used this measure in your compensation decisions for 2008, please revise your disclosure to indicate this additional use.
     RESPONSE:
     Our Board uses Station Operating Income as one of the measures of the relative performance of our executive management when determining compensation amounts. As disclosed on page 3 of the 10-K (with substantially similar language on page 20 in the 10-Q):
Finally, Station Operating Income is one of the measures that our management uses to evaluate the performance and results of our stations. Management uses the measure to assess the performance of our station managers and our Board uses it to determine the relative performance of our executive management. As a result, in disclosing Station Operating Income, we are providing our investors with an analysis of our performance that is consistent with that which is utilized by our management and Board. (Emphasis added)
Our Amended Credit Agreement, page 49
5.	We note that you are required to comply with a maximum leverage ratio and a minimum fixed charges ratio as covenants to your credit agreement. As you are highly leveraged an event of default would have a material impact on your operations. Therefore your filing should include a more detailed description of these covenants, include the calculation of the radios and the actual ratios as of each reporting date. Further you

Mr. Larry Spirgel
May 29, 2009

should include a discussion of how the recent operating environment and the required reduction in the total leverage ratio in the coming quarters will impact your compliance with your covenants. We note that on page 47 you estimate that the pay down of debt will be $23M during 2009. Include this estimate in the discussion of your covenants. Provide us with your proposed disclosures.
     RESPONSE:
     We intend to provide a more detailed description of the financial covenants in our credit agreement, including a discussion of how the recent operating environment and the required reduction in the total leverage ratio in the coming quarters will impact our compliance with our covenants and an estimate of expected repayments of indebtedness, in future filings. For example, in the sections entitled “Liquidity and Capital Resources—Consideration of Recent Economic Developments” and “Liquidity and Capital Resources—Senior Secured Credit Facilities” in Part I, Item 2 of the 10-Q, we made the following disclosures:
While preparing our 2009 business plan, we assessed future covenant compliance under our Credit Agreement, including consideration of market uncertainties, as well as the incremental cost that would be required to potentially amend the terms of our credit agreement. We believe we will continue to be in compliance with all of our debt covenants through at least March 31, 2010 based upon actions taken as discussed above, as well as through additional paydowns of debt estimated to be approximately $59.3 million that we expect to make through the first quarter of 2010 based upon our updated covenant forecasts from existing cash balances and cash flow generated from operations. Based upon the budgeted results, management’s 2009 business plan, and our outstanding borrowings as of March 31, 2009, we will be required to make additional payments of principal indebtedness no later than the third quarter of 2009 in order to remain in compliance with the maximum leverage ratio. Further discussion of our debt covenant compliance is included below. (page 22)
As discussed above, our covenants contain certain financial covenants including:
•	a maximum leverage ratio, calculated by dividing Total Indebtedness by Adjusted EBITDA (each as defined in the Credit Agreement);

•	a minimum fixed charges ratio, calculated by dividing Consolidated EBITDA by Consolidated Fixed Charges (each as defined in the Credit Agreement); and

Mr. Larry Spirgel
May 29, 2009

•	a limit on annual capital expenditures.
As of March 31, 2009 and December 31, 2008, we were in compliance with all financial and non-financial covenants. Our covenant requirements and actual ratios as of March 31, 2009 [and December 31, 2008] are as follows:

	As of March 31, 2009		As of December 31, 2008
	Covenant	Actual	Covenant	Actual
	requirement	ratio	requirement	ratio
Total leverage ratio:	<8.50:1	8.14	<8.50:1	7.40
Fixed charges ratio:	>1.1:1	1.83	>1.1:1	1.86
The maximum leverage ratio in the Credit Agreement becomes more restrictive over the term of the agreement. For the quarterly periods ended March 31, 2009 and June 30, 2009, our maximum leverage ratio requirement is 8.50:1. Beginning with the quarterly period ending September 30, 2009 and through December 31, 2009, the maximum leverage ratio requirement is 8.00:1. For the quarterly periods ending March 31, 2010 and June 30, 2010, the total leverage ratio is 7.50:1. The ratio drops to 7.00:1 for the quarterly periods ending September 30, 2010 and December 31, 2010. For the quarterly period ending March 31, 2011 and thereafter, the ratio drops to 6.50:1. (page 24)
Critical Accounting Policies and Estimates, page 51
6.	We note that goodwill accounted for 11% of total assets as of December 31, 2008. We note that revenues, operating income and station operating income have generally declined in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that $59M of your goodwill balance was not impaired. In light of the significance of your goodwill balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:
•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

Mr. Larry Spirgel
May 29, 2009

•	Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, you utilize the discounted cash flow approach, you should disclose at a minimum:
1) the discount rates for each reporting unit and how those discount rates were determined,
2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and
3) your consideration of any market risk premiums.
Describe changes to the assumptions and methodologies, if any, since your last annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment.
•	We note that you increased the discount rate and decreased the station transaction multiples and revenue growth projections. Include a discussion of the change of these and any other assumption changes in your response.

•	Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•	If you determined that the fair value of any of your reporting units did not exceed its carrying value by a significant amount in your most recent impairment test, disclose the reporting unit’s carrying value and its fair value. Explain to us how the determination of significance was made. In addition, provide a sensitivity analysis of your most recent impairment test assumptions based upon reasonably likely changes.

•	For reporting units for which the fair value exceeded the carrying value by a significant amount, disclose the percentage by which the fair value of each reporting unit would have to decline in order to fail step one of your goodwill impairment test.
For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
     RESPONSE:
     We intend to ensure that we provide robust and comprehensive disclosure in our description of critical accounting policies regarding our impairment testing policy, in order to provide investors with sufficient

Mr. Larry Spirgel
May 29, 2009

information about management’s insights and assumptions with regard to the recoverability of goodwill, in future filings. For example, in Part I, Item 2, under the heading “Critical Accounting Policies and Estimates” in the 10-Q, we made the following disclosures:
Goodwill
     In performing our annual impairment testing of goodwill, we first calculate the fair value of each reporting unit using an income approach and discounted cash flow methodology. We then perform the “Step 1” test as dictated by FAS 142 and compare the fair value of each unit of accounting to its book [value] as of December 31, 2008. For reporting units where a Step 1 indicator of impairment exists, we then performed the “Step 2” test in order to determine if goodwill is impaired on any of our reporting units.
Consistent with prior years, we employ a ten-year discounted cash-flow methodology to arrive at the fair value of each reporting unit. In calculating the fair value, we first derive the “stand alone” projected ten-year cash flows for each reporting unit. This process starts with the projected cash flows of each of our reporting units. These cash flows are then discounted or adjusted to account for expenses or investments that are not accumulated in each reporting unit’s results.
We then determined that, based on our Step 1 goodwill test, the fair value of 5 of our 17 reporting units containing goodwill balances, exceeded their “adjusted net assets” value [(defined as (net assets, as calculated) — (broadcast license impairment charge net of tax benefit))]. Accordingly, as no impairment indicator existed and as the implied fair value of goodwill did not appear to exceed its carrying value in these reporting units, we determined that goodwill was appropriately stated, as of December 31, 2008.
However, in 12 reporting units, our Step 1 comparison of the fair value of the reporting unit to its “adjusted net assets” value yielded an excess of carrying amount to fair value and, thus, an indication of impairment. For purposes of this Step 1 analysis, we also included reporting units that were we perceived as being on the “bubble.” These reporting units had an excess fair value ranging from $129,000 to $1.8 million. We noted that due to the subjectivities and sensitivities inherent in the calculations and subsequent analysis that these reporting units should be subjected to Step 2 impairment testing in order to measure the potential impairment loss.
In accordance with FAS 142, for any reporting unit where an impairment indicator existed as a result of conducting the Step 1

Mr. Larry Spirgel
May 29, 2009

test, we performed the Step 2 test to measure the amount, if any, of impairment loss related to goodwill.
As required by the Step 2 test, we prepared an allocation of the fair value of the reporting unit as if the reporting unit was acquired in a business combination. The presumed “purchase price” utilized in the calculation is the fair value of the reporting unit determined in the Step 1 test. The results of our Step 2 test and the calculated impairment charge follows (dollars in thousands):

			12-31-08
	Reporting	Implied	Goodwill
	Unit Fair	Goodwill	Carrying
	Value	Value	Value	Impairment
Reporting Unit A	$7,189	$3,827	$4,303	$476
Reporting Unit B	11,293	3,726	5,295	1,569
Reporting Unit C	5,640	3,447	2,450	0
Reporting Unit D	3,050	1,672	2,080	408
Reporting Unit E	5,425	2,860	2,068	0
Reporting Unit F	10,912	1,150	1,715	565
Reporting Unit G	8,309	712	5,907	5,195
Reporting Unit H	21,277	11,742	11,512	0
Reporting Unit I	12,699	1,478	8,099	6,621
Reporting Unit J	12,508	4,284	5,255	971
Reporting Unit K	21,176	0	21,437	21,437
Reporting Unit L	11,066	0	2,168	2,168

				$39,410
The following table provides a breakdown of our goodwill balances as of December 31, 2008, by reporting unit:

Goodwill
Description	Balance
Market A	$—
Market B	—
Market C	—
Market D	—
Market E	3,827
Market F	3,726
Market G	13,847
Market H	2,450
Market I	1,672
Market J	2,068
Market K	1,929
Market L	5,684
Market M	1,150
Market N	712
Market O	11,512
Market P	1,478
Market Q	4,284

Mr. Larry Spirgel
May 29, 2009

Goodwill
Description	Balance
Market R	—
Market S	2,585
Market T	1,965

$58,891
To validate our conclusions and determine the reasonableness of our impairment charge related to goodwill, we performed the following:
•	conducted an overall reasonableness check of our fair value calculations by comparing the aggregate, calculated fair value of our reporting units to our [market] capitalization as of December 31, 2008;

•	prepared a “reporting unit” fair value calculation using a multiple of Adjusted EBITDA as a comparative data point to validate the fair values calculated using our discounted cash-flow approach;

•	reviewed the historical operating performance of each reporting unit with impairment;

•	reviewed the facts surrounding our acquisition of the impaired reporting unit, including original, implied acquisition Station Operating Income multiple; and

•	performed a sensitivity analysis on the overall fair value and impairment evaluation.
The discount rate we employed in our reporting unit fair value calculation was 13.0%. We believe that the 13.0% is [reasonable] for goodwill purposes due to the resulting 6.8 times exit multiple (i.e. equivalent to the terminal value).
Post 2009, we project revenue growth to be 2.6% and fixed operating expense to increase 1.5% with variable expense increasing 2.6% (in line with the revenue increase). These variables result in Station Operating Income increasing by approximately 40 basis points each year. Based on current market and economic conditions and our historical knowledge of the reporting units, we are comfortable with the ten year forecast of Station Operating Income by reporting unit.
We derived projected expense growth based primarily on our historical experience and expected future revenue growth. We

Mr. Larry Spirgel
May 29, 2009

projected growth for each reporting unit’s fixed expense base at approximately 1.5% annually. We calculated variable selling expenses based on revenues and at a rate consistent with current experience for each reporting unit, which resulted in an approximate growth rate projection of 2.6% through 2018.
For purposes of our fair value model, we have uniformly applied one discount rate to all reporting units.
As compared with the market capitalization value of $594.3 million as of December 31, 2008, the aggregate fair value of all reporting units of $598.4 million was approximately $4.0 million, or 0.69%, higher than as calculated.
Key data points included in the market capitalization calculation were as follows:
•	Shares outstanding as of 12/31: 41.4 million

•	Average closing price of our Class A Common Stock [was] $2.00 per share

•	Debt discounted by 26% (gross $696.0 million, net $515.0 million)
Based on these calculations, we have concluded that the reporting unit is [reflecting] a slight control premium over the calculated enterprise value.
Utilizing the above analysis and data points, we have concluded the fair values of our reporting units, as calculated, are appropriate and reasonable.
Changes to the Assumptions and Methodologies
We have also discounted projected cash flows for each reporting unit for a projected working capital adjustment. This adjustment was based on actual 2008 working capital requirements and allocated to each reporting unit based on percentage of revenue. Thus, as revenue decreased, working capital requirements decreased and as revenue increased, working capital requirements increased.

Mr. Larry Spirgel
May 29, 2009

As previously noted, the basis used for reporting units did not change and there were no other changes to methodologies in the current year other than the one described above.
Impact of Current Economic Environment on the Analysis
The current economic crisis has reduced demand for advertising in general, including advertising on our radio stations. As such, revenue projections for the industry were down, which impacted our calculation by virtue of reducing our future cash flows, resulting in a proportionate reduction in our discounted cash-flow valuation. Likewise, the combination of a decline in current revenues and future projected revenues coupled with frozen capital accounting units have contributed significantly to a decline in deals to acquire or sell companies within the industry, the result of which has been a compression in the multiples on the radio station transactions that have been completed in the past year. In the aggregate, these recent economic developments have resulted in significant downward pressures on valuations across the radio industry as a whole. Therefore, since we are a company that has experienced significant synthetic growth at historically greater multiples than those currently utilized in our valuation model, we are experiencing relatively large write-downs associated with our impairment calculation. (pages 24-25)
7.	We note that broadcast licenses accounted for 60% of total assets as of December 31, 2008. We note that revenues, operating income and station operating income have generally declined in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your units of accounting as of December 31, 2008, you determined that $325M of your broadcast licenses balance was not impaired. In light of the significance of your broadcast licenses balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of broadcast licenses. Specifically, we believe you should provide the following information:
•	Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of each unit of accounting in your impairment analysis. For example, you utilize the discounted cash flow approach, you should disclose at a minimum:
1) the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums,

Mr. Larry Spirgel
May 29, 2009

2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and
•	Describe all changes to the assumptions and methodologies since your last annual impairment test. We note that you increased the discount rate and decreased the station transaction multiples and revenue growth projections. Include a discussion of the change of these and any other assumption changes in your response. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment.

•	Further, disclose any changes to your units of accounting or allocations of broadcast licenses by unit of accounting and the reasons for such changes.

•	If you determined that the fair value of any of your units of accounting did not exceed its carrying value by a significant amount in your most recent impairment test, disclose both the carrying value and the fair value for this unit of accounting. Explain to us how the determination of significance was made. In addition, provide a sensitivity analysis of your most recent impairment test assumptions for this unit of accounting based upon reasonably likely changes.

•	For units of accounting for which the fair value exceeded the carrying value by a significant amount, provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in fair value at the time of your impairment testing.
For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
     RESPONSE:
     We intend to ensure that we provide robust and comprehensive disclosure in our description of critical accounting policies regarding our impairment testing policy, in order to provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of broadcast licenses, in future filings. For example, in Part I, Item 2, under the heading “Critical Accounting Policies and Estimates” in the 10-Q, we made the following disclosures:
FCC Licenses
Consistent with EITF 02-07, we have combined the broadcast licenses in each accounting unit into a single unit for impairment testing purposes. As part of our overall planning associated with the indefinite lived intangibles test, we evaluated this determination. We note that the following considerations, as cited by the EITF task force, continue to apply to our FCC licenses:

Mr. Larry Spirgel
May 29, 2009

•	in each market (“accounting unit”), the broadcast licenses were purchased to be used as one combined asset;

•	the combined group of licenses in an accounting unit represents the “highest and best use of the assets”; and

•	each accounting unit’s strategy provides evidence that the licenses are “complementary.”
For the annual impairment test of broadcast license, we engaged an independent valuation expert as opposed to performing this analysis in-house as has been done in previous years. In connection with engaging the valuation expert, we reviewed the valuation expert’s prior experience and capabilities in order to verify that the valuation expert was adequately qualified to perform radio appraisals. Likewise, we reviewed the methodologies employed by the valuation expert in conducting tangible asset, broadcast license and radio market valuations for reasonableness.
The valuation expert employed the three most widely accepted approaches in conducting its appraisals: (1) the cost approach, (2) the market approach, and (3) the income approach. In conducting the appraisals, the valuation expert conducted a thorough review of all aspects of the assets being valued.
The cost approach measures value by determining the current cost of an asset and deducting for all elements of depreciation (i.e., physical deterioration as well as functional and economic obsolescence). In its simplest form, the cost approach is calculated by subtracting all depreciation from current replacement cost.
The market approach measures value based on recent sales and offering prices of similar properties and analyzes the data to arrive at an indication of the most probable sales price of the subject property.
The income approach measures value based on income generated by the subject property, which is then analyzed and projected over a specified time and capitalized at an appropriate market rate to arrive at the estimated value.
The valuation expert relied on both the income and market approaches for the valuation of the FCC licenses, with the

Mr. Larry Spirgel
May 29, 2009

exception of certain AM and FM stations that have been valued using the cost approach. The valuation expert estimated this replacement value based on estimated legal, consulting, engineering, and in-house charges to be $25,000 for each FM station. For each AM station the replacement cost was estimated at $25,000 for a station licensed to operate with a one-tower array and an additional charge of $10,000 for each additional tower in the station’s tower array.
The estimated fair values of the FCC licenses represent the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties (i.e., other than in a forced or liquidation sale).
A basic assumption in our valuation of these FCC licenses was that these radio stations were new radio stations, signing on-the-air as of the date of the valuation, December 31, 2008. We assumed the competitive situation that existed in those markets as of that date, except that these stations were just beginning operations. In doing so, we extract the value of going concern and any other assets acquired, and strictly valued the FCC licenses.
We estimated the values of the AM and FM licenses, combined, through a discounted cash flow analysis, which is an income valuation approach. In addition to the income approach, the valuation expert also reviewed recent similar radio station sales in similarly sized markets.
In estimating the value of the AM and FM licenses using a discounted cash flow analysis, in order to make the net free cash flow (to invested capital) projections, we began with market revenue projections. We made assumptions about the stations’ future audience shares and revenue shares in order to project the stations’ future revenues. We then projected future operating expenses and operating profits derived. By combining these operating profits with depreciation, taxes, additions to working capital, and capital expenditures, we projected net free cash flows.
We discounted the net free cash flows using an appropriate after-tax average weighted cost of capital of approximately 11.5% and then calculated the total discounted net free cash flows. For net free cash flows beyond the projection period, we estimated a

Mr. Larry Spirgel
May 29, 2009

perpetuity value, and then discounted to present values, as of the valuation date.
We performed one discounted cash flow analysis for each unit of accounting. For each accounting unit valued we analyzed the competing stations, including revenue and listening shares for the past several years. In addition, for each accounting unit we analyzed the discounted cash flow valuations of our assets within the accounting unit. Finally, we prepared a detailed analysis of sales of comparable stations.
The first discounted cash flow analysis examined historical and projected gross radio revenues for each accounting unit.
In order to estimate what listening audience share and revenue share would be expected for each station by accounting unit, we analyzed the Arbitron audience estimates over the past two years to determine the average local commercial share garnered by similar AM and FM stations competing in those radio markets. [In certain situations] we made adjustments to the listening share and revenue share based on our stations’ signal coverage of the market and the surrounding area’s population as compared to the other stations in the market. Based on our knowledge of the industry and familiarity with similar markets, we determined that approximately three years would be required for the stations to reach maturity.
We also incorporated the following additional assumptions into the DCF valuation model:
•	the stations’ gross revenues through 2016;

•	the projected operating expenses and profits over the same period of time (we considered operating expenses, except for sales expenses, to be fixed, and assumed sales expenses to be a fixed percentage of revenues);

•	calculations of yearly net free cash flows to invested capital.

•	depreciation on start-up construction costs and capital expenditures (we calculated depreciation using accelerated double declining balance guidelines over five years for the value of the tangible assets necessary for a radio station to go on-the-air); and

Mr. Larry Spirgel
May 29, 2009

•	amortization of the intangible asset—the FCC License (we calculated amortization on a straight line basis over 15 years).
After federal and state taxes are subtracted, net free cash flows were reduced for working capital. According to recent editions of Risk Management Association’s Annual Statement Studies, over the past five years, the typical radio station has an average ratio of sales to working capital of 7.56. In other words, approximately 13.2% of a typical radio station’s sales go to working capital. As a result, we have allowed for working capital in the amount of 13.2% of the station’s incremental net revenues for each year of the projection period. After subtracting federal and state taxes and accounting for the additions to working capital, we determined net free cash flows. (page 25)
     In addition, management performed a sensitivity analysis with respect to our calculation of fair value of our units of accounting on an aggregate basis and determined that a reasonably likely change (positive or negative) in our average weighted cost of capital (the primary impairment test assumption for our units of accounting) and the resulting hypothetical change in aggregate fair value at the time of our impairment testing, would only result in an immaterial adjustment to the impairment charge taken for the year ended December 31, 2008.
Item 9A. Controls and Procedures, page 55
8.	Explain why the existence of the material weakness in your internal control over financial reporting contributed to your disclosure controls and procedures not being effective.
     RESPONSE:
     As disclosed in Part I, Item 4 of the 10-Q, because the material weakness described in the 10-K could result in misstatements that would result in a material misstatement of the consolidated financial statements that would not be prevented or detected, and given that we believe that the maintenance of reliable financial reporting is a prerequisite to our ability to submit or file complete disclosure in our Exchange Act reports on a timely basis, our management determined that the existence of the material weakness caused our disclosure controls and procedures to not be effective as of the applicable measurement date.
Management’s Report on Internal Control over Financial Reporting, page 55
9.	Please revise your disclosure to discuss the specific steps that the company has taken, if any, to remediate the material weakness in internal controls that you have identified. Please also disclose when the material weakness first began and by whom it was identified.

Mr. Larry Spirgel
May 29, 2009

     RESPONSE:
     As disclosed in Part I, Item 4 of the 10-Q, we identified the material weakness referred to in the 10-K in connection with the preparation and completion of our 2008 annual financial statements. As we disclosed in the 10-Q, there were no changes in our internal control over financial reporting for the period ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, but
[w]e are currently evaluating certain actions in order to remediate the material weakness described above. The potential remediation measures we are considering include, but are not limited to, the improvement of the design of certain internal controls over the analysis and review of significant or non-routine transactions accounted for at the corporate level, the hiring of additional resources with the appropriate level of financial accounting technical expertise and the engagement of a third party firm to assist us with the accounting for complex or unusual corporate accounting transactions on an as needed basis. We expect that we will implement some or all of these remedial measures beginning in the second quarter of 2009, with the objective of fully remediating the material weakness by December 31, 2009. (page 26)
10.	Please revise your management’s discussion and analysis and your risk factors to address the impact on the company of the material weakness in internal control as well as the impact on the company of management’s inability to conclude that the company’s disclosure controls and procedures and internal control over financial reporting are effective.
     RESPONSE:
     We continually review and revise our disclosure to ensure applicable risks are appropriately identified and disclosed. In Part II, Item 1A of the 10-Q, we included the following risk factor with respect to the material weakness described in the 10-K:
We identified a material weakness as of December 31, 2008 that, unless remediated, could have a material adverse effect on our internal control over financial reporting.
As of December 31, 2008, management identified a material weakness in our internal control over financial reporting. Specifically, we did not maintain a sufficient complement of personnel with the level of financial accounting technical expertise necessary to facilitate an effective review of certain corporate accounting transactions. As a result of this deficiency, we did not timely identify a computational error related to the SFAS 157 mark-to-market adjustment on the Company’s interest rate swap

Mr. Larry Spirgel
May 29, 2009

instrument. This deficiency resulted in an adjustment identified by our independent registered public accounting firm to the consolidated financial statements as of December 31, 2008 to correct an overstatement of interest expense and accrued liabilities. In response to the material weakness, we are currently evaluating certain actions in order to remediate the material weakness. The potential remediation measures we are considering include, but are not limited to, the improvement of the design of certain internal controls over the analysis and review of significant or non-routine transactions accounted for at the corporate level, the hiring of additional resources with the appropriate level of financial accounting technical expertise and the engagement of a third party firm to assist us with the accounting for complex or unusual corporate accounting transactions on an as needed basis. We expect that we will implement some or all of these remedial measures beginning in the second quarter of 2009, with the objective of fully remediating the material weakness by December 31, 2009. However, there is no assurance that the material weakness will be remediated within the planned timeframe. To the extent we continue to have a material weakness in our internal control over financial reporting, there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. (page 27)
Item 15. Exhibits and Financial Statement Schedules
4. Goodwill and Other Intangible Assets, page F-16
11.	We note that you refer to “reporting unit” when you describe your impairment testing of your broadcast licenses. Please revise your disclosure here and elsewhere by referring to the appropriate unit of measurement to test impairment of your broadcast licenses (i.e., unit of accounting).
       RESPONSE:
       In future filings, we will refer to the appropriate unit of measurement to test impairment of our broadcast licenses. Please note that we have clarified our references to the appropriate units of measurement in Part I, Item 2, under the heading “Critical Accounting Policies and Estimates” in the 10-Q.
7. Fair Value Measurements, page F-20
12.	We note that $30M of your money market funds is classified as Level 2 assets. Tell us the factors you considered in your classification of these funds as Level 2. In this regard, it appears that you have classified these Level 2 money market funds as cash and cash

Mr. Larry Spirgel
May 29, 2009

equivalents. Tell us your basis for this classification. Also tell us how the factors used in the determination of your classification were considered in your liquidity discussion in your MD&A.
     RESPONSE:
     As disclosed in note 5 to the financial statements constituting Part I, Item 1 of the 10-Q, we noted that,
[a] majority of the Company’s cash equivalents are invested in an institutional money market fund. The Company’s Level 1 cash equivalents are valued using quoted prices in active markets for identical investments. The Company’s Level 2 cash equivalents are not publicly traded, but valuation is based on quoted prices for similar assets. We determined that the value of the cash invested in an RMA (Resource Management Account) government portfolio is based on observable prices for similar assets and thus warrants classification as a Level 2 asset. (emphasis added)
     In addition, we classified the funds invested in the RMA as a cash equivalent because the funds are readily available to us.
* * * * *
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (404) 260-6628 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,

/s/ Martin R. Gausvik Martin R. Gausvik
Executive Vice President, Treasurer and
Chief Financial Officer

cc:	Richard S. Denning, Esq. Mark L. Hanson, Esq.